August 18, 2010

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Jackson National Life Insurance Company ("Jackson")
Jackson National Separate Account – I
File Nos. 811-08664 and 333-70472

Dear Mr. Kotapish:

This letter revises and updates our May 24, 2010 letter to you regarding Jackson and Jackson National Separate Account – I and File Nos. 811-08664 and 333-70472. We are amending this request pursuant to discussions with Ellen Sazzman. This letter request is submitted pursuant to Rule 485(b)(1)(vii) on behalf of Jackson requesting approval to use the disclosure in the post-effective amendment to Jackson’s registration statement under the Securities Act of 1933 filed on May 21, 2010 (Accession No. 0001140361-10-022579) as a template (the Template Filing) for post-effective amendments to registration statements relating to other Jackson variable annuity contracts having the same changes (the Replicate Filings).

The changes and the registration numbers for the applicable Replicate Filings are as follows:

•
Availability of two new For Life Guaranteed Minimum Withdrawal Benefits named “LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex GMWB with Joint Option”, respectively.  (These optional benefits are replacing our existing “LifeGuard Freedom 6 GMWB” and “LifeGuard Freedom 6 GMWB With Joint Option” optional benefits.  We are also no longer offering conversions to these latter two benefits.)  The two new Guaranteed Minimum Withdrawal Benefits (GMWBs), subject to specific conditions, provide flexibility as to the election of selected features, referred to as "Options", and guarantee the withdrawal of a minimum annual amount for the duration of the life of the contract owner and the contract owner's spouse, respectively, regardless of the performance of the underlying investment options.

333-118368	811-08664
333-119656	811-08664
333-132128	811-08664
333-155675	811-08664

•
Availability of a new guaranteed minimum death benefit, "LifeGuard Freedom Flex DB", that is only available in conjunction with the purchase of a specified combination of Options under "LifeGuard Freedom Flex GMWB".  (LifeGuard Freedom Flex DB is replacing our existing LifeGuard Freedom 6 DB.)  LifeGuard Freedom Flex DB is an optional minimum death benefit designed to maintain value, subject to specific conditions, when withdrawals are taken from the contract and regardless of the performance of the underlying investment options.

333-118368	811-08664
333-119656	811-08664
333-132128	811-08664
333-155675	811-08664

•
Revisions of our existing “Jackson Select” and “Jackson Select With Joint Option” For Life GMWBs, which include increasing the charge for both benefits, increasing the guaranteed withdrawal balance bonus percentage, adding the potential for an increase in the guaranteed annual withdrawal amount percentage upon step-up, and incorporating contract enhancements (if applicable) into the calculation of the guaranteed withdrawal balance when the contract is issued.

333-118368	811-08664
333-119656	811-08664
333-132128	811-08664
333-155675	811-08664

•	Revisions of the base withdrawal charge schedule to allow for lower charges in certain years.

333-119656	811-08664
333-132128	811-08664

•	Updates to disclosure for the Fixed Account's interest rate computations and guarantees, including for the Fixed Account Options, and transfer restrictions into and out of the Fixed Accounts.

333-119656	811-08664
333-132128	811-08664
333-155675	811-08664

There are also sub-account changes and other non-material changes.

We filed the Template Filing on May 21, 2010, under rule 485(a)(1).  The proposed effective date of the Template Filing is August 31, 2010, and we are requesting the same effective date for the Replicate Filings.

With respect to the Replicate Filings, we represent that:

• The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

• Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

• In several cases, the disclosure in the Replicate Filings will be more limited, as certain features and riders are not available under all Replicate Filings.   In no case do the Replicate Filings contain features or riders that are not available in the Template Filing.

• The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

• No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please provide confirmation of your approval.  If you have any question, please contact me at 517-367-3872, or Joan E. Boros at 202-965-8150.  Your prompt attention is appreciated.

Yours truly,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:        Ellen J. Sazzman, Esq.
Joan E. Boros, Esq.